GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK

50 Main Street

White Plains, NY 10606

May 5, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company of New York (“Great-West”)

Variable Annuity-8 Series Account (the “Registrant”)

Initial Registration Statement on Form N-4 for the SecureFoundation Variable Annuity

File Nos. 811-23054 & 333-

Commissioners:

On behalf of Great-West and the Registrant, filed herewith is the above-captioned initial registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”). Registrant is filing the Registration Statement for the purposes of registering a new group variable deferred annuity contract with a guaranteed lifetime withdrawal benefit to be issued to 403(b) plans by Great-West through the Registrant, a separate account of Great-West.

To facilitate the Commission staff’s review of the Registration Statement, we are providing a courtesy copy of the Registration Statement to Mr. Patrick Scott in the Division of Investment Management, Disclosure Review Office No. 3.

Please direct any question or comment regarding the Registration Statement to me at (303) 737-4675 or at ryan.logsdon@greatwest.com or to Steve Roth of Sutherland Asbill & Brennan LLP at (202) 383-0158.

Sincerely yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon
Assistant Vice President & Counsel

cc:	Patrick F. Scott, Esq.

Division of Investment Management, Disclosure Review Office No. 3.

Steve E. Roth, Esq.

Sutherland Asbill & Brennan LLP